FORM 4	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL
Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

OMB Number: 3235-0287 Expires: January 31, 2005 Estimated average burden hours per response. . .0.5 Filed By Romeo & Dye's Instant Form 4 Filer www.section16.net

1. Name and Address of Reporting Person* Sullivan Kathryn D.	2. Issuer Name and Ticker or Trading Symbol American Electric Power Company, Inc. (AEP)		6. Relationship of Reporting Person(s) to Issuer (Check all applicable) X Director 10% Owner Officer (give title below) Other (specify below)
(Last) (First) (Middle) 795 Old Oak Trace	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Day/Year 12/31/02
(Street) Columbus, OH 43235		5. If Amendment, Date of Original (Month/Day/Year)	7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I — Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Trans- action Date (Month/ Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/ Year)	3. Trans- action Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)			5. Amount of Securities Beneficially Owned Follow- ing Reported Transactions(s) (Instr. 3 & 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
			Code	V	Amount	(A) or (D)	Price
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
* If the form is filed by more than one reporting person, see Instruction 4(b)(v).

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FORM 4 (continued)	Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Derivative Security	3. Trans- action Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Trans- action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 & 5)		6. Date Exercisable and Expiration Date (Month/Day/ Year)		7. Title and Amount of Underlying Securities (Instr. 3 & 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned Following Reported Transaction(s) (Instr. 4)	10. Owner- ship Form of Deriv- ative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
				Code	V	(A)	(D)	Date Exer-cisable	Expira- tion Date	Title	Amount or Number of Shares
Phantom Stock Unit	(1)	12/31/02		A		320				Common Stock	320	(1)	7,640	D
Explanation of Responses: (1) Acquisition pursuant to the AEP Deferred Compensation and Stock Plan for Non-Employee Directors and exempt under Rule 16b-3(d).
By: /s/ Kevin R. Fease, Attorney-in-Fact for Kathryn D. Sullivan **Signature of Reporting Person	01/02/03 Date

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed.
          If space is insufficient, See Instruction 6 for procedure.

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

POWER OF ATTORNEY

KATHRYN D. SULLIVAN

 The undersigned hereby appoints Jeffrey D. Cross, Thomas S. Ashford and Kevin R. Fease, and each of them, to be the undersigned's true and lawful attorneys-in-fact, for the undersigned, and in the undersigned's name, place and stead to execute, acknowledge, deliver and file Forms 4 and 5 (including amendments thereto) with respect to securities of American Electric Power Company, Inc. and its subsidiaries (collectively "AEP"), required to be filed with the
Securities and Exchange Commission, national securities exchanges and AEP pursuant to Section 16(a) of the Securities
Exchange Act of 1934 and Section 17(a) of the Public Utility Holding Company Act of 1935 and the rules and regulations thereunder, granting to AEP full power and authority to perform all acts necessary to the completion of such purposes.

 The undersigned agrees that the attorneys-in-fact herein may rely entirely on information furnished orally or in writing by the undersigned to such attorneys-in-fact.  The undersigned acknowledges that the foregoing attorneys-in-
fact, in serving in such capacity at the request of the undersigned, are not assuming, nor is AEP assuming, any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934 or Section 17 of the
Public Utility Holding Company Act of 1935.

 The validity of this Power of Attorney shall not be affected in any manner by reason of the execution, at any time, of other powers of attorney by the undersigned in favor of persons other than those named herein.

 This Power of Attorney shall remain in full force and effect until the undersigned is no longer required to file
Forms 4 and 5 with respect to the undersigned's holdings of and transactions in securities issued by AEP, unless earlier revoked by the undersigned in a signed writing delivered to the foregoing attorneys-in-fact.

 IN WITNESS WHEREOF, the undersigned has caused this Power of Attorney to be executed as of this 19th day of
August, 2002.

        /s/ Kathryn D. Sullivan
        Kathryn D. Sullivan